ENDORSEMENT/RIDER

Effective date of this endorsement/rider: September 30, 2009	FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 4

To be attached to and form a part of Bond No. 81392003

Issued to: SOUND SHORE FUND, INC.

AUTOMATIC INCREASE IN LIMITS ENDORSEMENT

In consideration of the premium charged, it is agreed that GENERAL AGREEMENTS, Section C. Additional Offices Or Employees-Consolidation, Merger Or Purchase Or Acquisition Of Assets Or Liabilities-Notice To Company, is amended by adding the following subsection:

Automatic Increase in Limits for Newly Created Investment Companies or Increases in Assets

If an increase in bonding limits is required pursuant to rule 17g-1 of the Investment Company Act of 1940 (“the Act”), including an increase due to the creation of a new registered management investment company, the minimum required increase in limits shall take place automatically without payment of additional premium for the remainder of the Bond Period, provided that the total combined Limit of Liability for all ASSUREDS under this Bond does not exceed $1,700,000 as a result of such increase. If the Act requires bonding limits in excess of $1,700,000, then the increase in limits shall not occur unless the COMPANY has agreed in writing to do so.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

14-02-11919 (03/2006)